Exhibit 99.1

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands
Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML reports Q3 results as guided and remains on track for record 2015 sales
Two new lithography scanners launched in the last quarter

VELDHOVEN, the Netherlands, October 14, 2015 - ASML Holding N.V. (ASML) today publishes its 2015 third-quarter results.

•	Q3 net sales of EUR 1.55 billion, gross margin 45.4 percent, in line with guidance

•	ASML guides Q4 2015 net sales at approximately € 1.4 billion and a gross margin of around 45%

•	Both the TWINSCAN NXT immersion lithography platform and the NXE Extreme Ultraviolet (EUV) platform upgraded for next-generation chip production

(Figures in millions of euros unless otherwise indicated)	Q2 2015	Q3 2015
Net sales	1,654	1,549
...of which service and field option sales	520	574

Other income (Co-Investment Program)	21	21

New systems sold (units)	34	39
Used systems sold (units)	7	5
Average Selling Price (ASP) of net system sales	27.7	22.2

Net bookings*	1,523	904
Systems backlog*	3,015	2,880

Gross profit	754	703
Gross margin (%)	45.6	45.4

Net income	370	322
EPS (basic; in euros)	0.86	0.75

End-quarter cash and cash equivalents and short-term investments	2,520	2,681
*) For the adjusted definition of our net bookings and systems backlog see footnote 4 of our US GAAP Consolidated Financial Statements.
A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"We reported third-quarter sales and gross margin that were in line with our guidance, with a strong showing of the memory segment at more than 50 percent of system sales as well as record service and field option sales. ASML continues to support our customers' technology roadmaps through product innovations as evidenced by our new NXT:1980 immersion system which provides around 30 percent overlay and 10 percent throughput improvement. These systems started shipping in Q3 with the ramp starting this quarter," ASML President and Chief Executive Officer Peter Wennink said.

"In Extreme Ultraviolet (EUV) lithography, we continue to make progress towards our 2015 productivity and availability targets. We have proven the capability both to expose 1,000 wafers per day and, in a manufacturing readiness test, to expose 15,000 wafers in four weeks. We have also achieved a four-week average availability of more than 70 percent at multiple customer sites. The first shipment of our fourth-generation EUV lithography system, the NXE:3350B, is in progress, with two more expected to ship in Q4.

"Compared to our expectation of three months ago, foundry customers are slightly more cautious with their investment plans. As a result, we expect Q4 sales below the Q3 level, but we remain on track for a record year in terms of sales. Despite slightly lower deliveries to our logic customers in Q3 and Q4, this segment clearly remains committed to ramp the 10 nanometer node, which we expect to start in Q2 2016. Currently, our memory customers indicate that their system demand will continue at a healthy level throughout the first half of 2016, albeit somewhat below the Q3 level."

Q3 Product Highlights

•
Shipment of the first two TWINSCAN NXT:1980 systems. Demonstrating a more than 30 percent improvement in overlay to 1.2 nanometer (nm) and a 40 percent improvement in focus uniformity to less than 10 nm, the NXT:1980 supports increasingly demanding multiple-patterning performance requirements while boosting throughput by 10 percent to 275 wafers per hour.

•
In Holistic Lithography, leading customers are using our full suite of process window enhancement solutions to optimize both scanner settings and full-chip mask patterns in immersion multiple patterning for the best yield in 1x nm node production. They have also evaluated our NXE source-mask optimization software for EUV imaging of critical layers in development of the next generation devices. It has demonstrated substantial improvement in process window, CD uniformity and pattern placement for both 7 and 5 nm node logic and 1x nm node memory.

•
The first NXE:3350B EUV system is being shipped. The system achieves an overlay of 1.0 nanometers, a 50 percent improvement over the NXE:3300B, and also features a lens with a higher transmission, which means it generates higher throughput from a given EUV power source.

Outlook
For the fourth-quarter of 2015, ASML expects net sales at approximately € 1.4 billion, a gross margin of around 45%, R&D costs of about € 270 million, other income of about € 20 million -- which consists of contributions from participants of the Customer Co-Investment Program --, SG&A costs of about € 90 million and an effective annualized tax rate of around 11%.

Update Share Buyback Program
As part of ASML's policy to return excess cash to shareholders through dividend and regularly timed share buybacks, ASML in January 2015 announced its intention to purchase up to 3.3 million shares in 2015-2016 to cover employee stock and stock option plans (ESOPs). In addition, ASML announced its intention to purchase up to EUR 750 million of shares in 2015-2016 under this program, which it intends to cancel upon repurchase.
On July 14, 2015, ASML completed the purchase of 3.3 million shares for ESOPs for a total amount of EUR 314.9 million. In addition, from July 16, 2015 to September 27, 2015, ASML has acquired 1.3 million shares which will be cancelled for a total consideration of EUR 111.2 million. In total ASML has acquired 4.6 million shares under the program for a total consideration of EUR 426.1 million.
The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors).

About ASML
ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of September 27, 2015, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended September 27, 2015 as presented in this press release are unaudited.

Regulated Information
This press release constitutes regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expectations for the fourth quarter, expected customer demand in specified market segments including memory, logic and foundry, expected trends, expected liquidity and capital structure, expected levels of service sales, systems backlog, expected financial results, including expected sales, other income, gross margin, earnings per share and R&D and SG&A expenses and effective tax rate, annual revenue opportunity for ASML, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, roadmaps and growth of the semiconductor industry, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and other EUV targets (including availability, productivity and shipments) and roadmaps, the expected continuation of Moore's law, expected annual revenue growth and goals for holistic lithography, intention to return excess cash to shareholders, and statements about our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words.
These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.